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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                    FORM 11-K


             {X} ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

             { } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-16214

           ALBANY INTERNATIONAL CORP. PROSPERITY PLUS SAVINGS PROGRAM
                                 (TITLE OF PLAN)

                           ALBANY INTERNATIONAL CORP.
                             (ISSUER OF SECURITIES)

                                  1373 BROADWAY
                             ALBANY, NEW YORK 12204
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


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ITEM 4:
                                                                    PAGE
FINANCIAL STATEMENTS

Albany International Corp. Prosperity Plus 401(k) Plan

   Report of Independent Accountants                                   3
   Statements of net assets available for plan
      benefits as of December 31, 1993 and 1992                        4
   Statements of changes in net assets available for plan
      benefits for the years ended December 31, 1993 and 1992          5
   Notes to financial statements                                    6-14
   Supplemental schedule of assets held for investment                15
   Supplemental schedule of 5% transactions                           16

Albany International Corp. Prosperity Plus Employee
Stock Ownership Plan

   Report of Independent Accountants                                  17
   Statements of net assets available for plan
      benefits as of December 31, 1993 and 1992                       18
   Statements of changes in net assets available for plan
      benefits for the years ended December 31, 1993 and 1992         19
   Notes to financial statements                                   20-27
   Supplemental schedule of assets held for investment                28
   Supplemental schedule of 5% transactions                        29-30


EXHIBITS

   Consent of Independent Accountants                                 31


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Albany International Corp.
                                                 Prosperity Plus Savings Program

DATE: June 30, 1994                              BY:    Michael C. Nahl
     ---------------                                ---------------------------
                                                        Michael C. Nahl
                                                   Employee Benefits Committee



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